ELIZABETHTOWN WATER COMPANY AND SUBSIDIARY       Exhibit 12(a)
                Computation of Ratio of Earnings to Fixed Charges
                         (In Thousands Except Ratios)



                                                   Year Ended December 31,
                                                 1998       1997        1996
EARNINGS:

Net Income                                    $ 24,768   $  20,905   $ 16,755
Federal income taxes                            13,101      11,274      8,822
Interest charges                                15,616      16,622     12,804
                                              --------------------------------
 Earnings available to cover fixed charges      53,485      48,801     38,381
                                              --------------------------------

FIXED CHARGES:
Interest on long-term debt                      14,721      14,030     13,011
Other interest                                     960       2,382      2,640
Amortization of debt discount - net                391         376        361
                                              --------------------------------
Total fixed charges                             16,072      16,788     16,012
                                              --------------------------------

Ratio of Earnings to Fixed Charges                3.33        2.91       2.40
                                              ================================





Earnings to Fixed Charges represents the sum of Net Income, Federal income taxes and Interest Charges (which is reduced by Allowance for Debt Funds Used During Construction), divided by Fixed Charges. Fixed Charges consist of interest on long and short-term debt (which is not reduced by Allowance for Debt Funds Used During Construction), and Amortization of debt discount.